Christian O. Nagler To Call Writer Directly: (212) 446-4660 cnagler@kirkland.com	601 Lexington Avenue New York, NY 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

February 5, 2018

VIA COURIER AND EDGAR

Tom Kluck
Legal Branch Chief — Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             Wyndham Hotels & Resorts, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10
Confidentially Submitted February 5, 2018
CIK No. 0001722684

Dear Mr. Kluck:

On behalf of our client Wyndham Hotels & Resorts, Inc., a Delaware corporation (the “Company” or “Wyndham Hotels”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Company has confidentially submitted with the Securities and Exchange Commission (the “Commission”), on the date hereof the above-captioned Amendment No. 1 to the draft Registration Statement on Form 10 (the “Draft Registration Statement Amendment”), originally confidentially submitted on November 20, 2017 (the “Confidential Submission”).

The Company has made certain revisions to the Confidential Submission in response to the comment letter, dated December 21, 2017, from the staff of the Commission (the “Staff”). In addition, the Company has made certain updates to the disclosures contained in the Confidential Submission. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in the Draft Registration Statement Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement Amendment. This letter is based in part on representations of the Company.

General

1.                                      Staff’s Comment: Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Beijing  Boston  Chicago  Hong Kong  Houston  London  Los Angeles  Munich  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Response: Wyndham Hotels acknowledges the Staff’s comment and advises the Staff that it will provide all information required by Form 10, including filing all remaining required exhibits and completing all remaining blanks, in one or more future pre-effective amendments. Wyndham Hotels understands that the Staff requires a reasonable amount of time for review.

2.                                      Staff’s Comment: We note your disclosure in the information statement that no vote of Wyndham Worldwide stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for that statement.

Response: Wyndham Hotels respectfully advises the Staff that approval by the stockholders of Wyndham Worldwide Corporation (“Wyndham Worldwide”) is not required to effect the spin-off. The spin-off will be completed by way of a pro rata distribution of Wyndham Hotels common stock to Wyndham Worldwide stockholders. Under the General Corporation Law of the State of Delaware (the “DGCL”), the declaration of a dividend by a Delaware corporation, like Wyndham Worldwide, is ordinarily the sole prerogative of its board of directors. See Edward P. Welch et al., Folk on the Delaware General Corporation Law §170.06 (2016 ed.). Pursuant to §170 of the DGCL, “[t]he directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends” out of assets legally available therefor. §173 of the DGCL provides that dividends may be paid in “cash, in property, or in shares of the corporation’s capital stock.” A distribution of property may include a distribution of shares of common stock of a subsidiary. Further, Wyndham Worldwide’s governing documents do not require a stockholder vote in this context and Wyndham Worldwide’s certificate of incorporation permits holders of Wyndham Worldwide’s common stock to receive dividends and other distributions in cash, stock or property when, as and if declared by Wyndham Worldwide’s board of directors. The shares of Wyndham Hotels common stock that will be distributed in the spin-off constitute the property of Wyndham Worldwide and thus may be distributed to Wyndham Worldwide stockholders. The distribution will be approved by the Wyndham Worldwide board of directors in advance thereof. Moreover, the spin-off will not constitute a sale, lease or exchange of the property and assets of Wyndham Worldwide and, therefore, a vote of Wyndham Worldwide’s stockholders will not be required. Accordingly, the distribution by Wyndham Worldwide to its stockholders of the shares of Wyndham Hotels common stock will not trigger a stockholder vote under Delaware law.

3.                                      Staff’s Comment: We note your disclosure that, subject to market conditions, you expect to complete one or more financing transactions on or prior to the completion of the spin-off. Please provide us supplementally with your analysis of the impact of these transactions on your ability to conduct a spin-off without registering the transaction under the Securities Act of 1933.

Response: Wyndham Hotels respectfully submits that Wyndham Worldwide stockholders will not provide any consideration or any other “value” (within the meaning of the first condition of question 4 of Staff Legal Bulletin No. 4) in connection with the spin-off or the transfer of the proceeds from any financing transaction from Wyndham Hotels to Wyndham Worldwide, if such transfer occurs. The transfer of any such proceeds would primarily be used by Wyndham Worldwide to repay outstanding indebtedness. Neither such proceeds nor any other cash amounts are to be paid by Wyndham Worldwide to its stockholders in connection with the spin-off nor are any cash amounts or other consideration to be paid by Wyndham Worldwide’s stockholders. Accordingly, the spin-off meets the first condition of question 4 of Staff Legal Bulletin No. 4, as well as the other conditions set forth therein, and is, therefore, not required to be registered under the Securities Act of 1933, as amended (the “Securities Act”).

We further note that this type of distribution from a wholly-owned subsidiary to its parent when the subsidiary is 100% owned by its parent is a common feature of spin-off transactions, in which shares of a subsidiary are distributed via a pro rata dividend to stockholders of the parent without registration under the Securities Act in reliance on Staff Legal Bulletin No. 4. A number of recent examples are set forth below:

•                  In the spin-off of Hilton Grand Vacations Inc. from Hilton Worldwide Holdings Inc. (November 30, 2016, File No. 001-37794), Hilton Grand Vacations Inc. incurred an additional $300 million under its “Timeshare Facility” and distributed the proceeds from such indebtedness to its then-parent, Hilton Worldwide Holdings Inc.

•                  In the spin-off of PNK Entertainment, Inc. from Pinnacle Entertainment, Inc. (April 11, 2016, File No.  001-37666), PNK Entertainment, Inc. incurred approximately $1.0 billion of new indebtedness and distributed more than $800 million of the proceeds from such indebtedness to its then-parent, Pinnacle Entertainment, Inc.

•                  In the spin-off of Four Corners Property Trust, Inc. from Darden Restaurants, Inc. (October 21, 2015, File No. 001-37538), Four Corners Property Trust, Inc. incurred $400 million in a new term loan and distributed approximately $351 million of the proceeds from such indebtedness to its then-parent, Darden Restaurants, Inc.

•                  In the spin-off of Care Capital Properties, Inc. from Ventas, Inc. (July 30, 2015, File No. 001-37356), Care Capital Properties, Inc. incurred $1.3 billion of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then parent, Ventas, Inc.

•                  In the spin-off of The Chemours Company from E. I. du Pont de Nemours and Company (June 5, 2015, File No. 001-36794), The Chemours Company incurred $4 billion of new indebtedness and distributed $3.9 billion of the proceeds from such indebtedness to its then-parent, E. I. du Pont de Nemours and Company.

•                  In the spin-off of Wyndham Worldwide Corporation from Cendant Corporation (July 12, 2006, File No. 001-32876), Wyndham Worldwide Corporation incurred $1.4 billion of new indebtedness and distributed substantially all of the proceeds to Cendant Corporation.

Exhibit 99.1

Summary, page 1

4.                                      Staff’s Comment: In order for investors to understand better the changes in your organizational structure as a result of the internal reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the internal reorganization and your corporate structure after the spin-off.

Response: Wyndham Hotels has revised its disclosure on pages 11, 45 and 46 of the Draft Registration Statement Amendment to include diagrams depicting (i) the current corporate structure of the entities conducting the Wyndham Worldwide business prior to the consummation of the spin-off and (ii) the corporate structure of Wyndham Hotels and Wyndham Worldwide immediately after completion of the spin-off.

Risk Factors

Certain directors who serve on our board of directors will serve as directors of the Wyndham Worldwide board of directors . . . , page 34

5.                                      Staff’s Comment: We note your disclosure that certain of your directors may also serve as directors of Wyndham Worldwide. Please also disclose whether any of your key employees will continue to hold positions with Wyndham Worldwide following the spin-off.

Response: Wyndham Hotels respectfully advises the Staff that, following the spin-off, none of its key employees will continue to hold positions with Wyndham Worldwide and, as such, further disclosure in the Form 10 is not required.

Your percentage ownership in Wyndham Hotels may be diluted in the future, page 37

6.                                      Staff’s Comment: Please revise your disclosure here and elsewhere as appropriate to quantify the number of shares of your common stock that you expect to be granted pursuant to equity awards vesting in connection with the spin-off.

Response: Wyndham Hotels has revised its disclosure on pages 40, 41 and 107 of the Draft Registration Statement Amendment to disclose the number of shares of its common stock expected to be issued pursuant to equity awards vesting in connection with the spin-off.

The Spin-Off

Manner of Affecting the Spin-Off

Internal Reorganization, page 41

7.                                      Staff’s Comment: We note your disclosure that Wyndham Worldwide will effect an internal reorganization in connection with the spin-off “to properly align the appropriate businesses within each of Wyndham Hotels and Wyndham Worldwide.” Please revise to describe more specifically all the assets, liabilities and obligations associated with Wyndham Worldwide’s hotel group segment and any other affected segment, including clarifying which of those assets, liabilities and obligations will be transferred to you and any that will not be transferred to you, as applicable. In addition, please revise to briefly describe these assets, liabilities and obligations in the summary.

Response: Wyndham Hotels respectfully advises the Staff that following Wyndham Worldwide’s internal reorganization occurring in connection with the spin-off, Wyndham Hotels will be comprised primarily of the operations that have constituted the Hotel Group operating segment of Wyndham Worldwide. The Hotel Group has historically operated as a distinct operating segment, and the financial statements of Hotel Group included in the information statement contain additional details on the historical assets, liabilities and obligations of the Wyndham Hotels & Resorts businesses. However, certain of the historical assets, liabilities and obligations associated with the Wyndham Hotels & Resorts businesses are legally owned or held by entities that will comprise the Wyndham Worldwide vacation ownership, vacation exchange and vacation rentals businesses following completion of the spin-off.  Accordingly, in connection with the internal reorganization, these assets, liabilities and obligations will be transferred to Wyndham Hotels to properly align the hotel business within Wyndham Hotels. Wyndham Hotels has revised its disclosure on pages 18 and 126 through 128 of the Draft Registration Statement Amendment to so disclose.

Executive and Director Compensation

Agreements with Named Executive Officers, page 102

8.                                      Staff’s Comment: We note that you expect to enter into new employment agreements with certain named executive officers prior to the spin-off. Please confirm that you plan to revise your disclosure to discuss the material terms of these arrangements. Additionally, please revise to disclose the amounts of the transaction bonuses you expect to pay to your named executive officers in connection with the spin-off.

Response: Wyndham Hotels acknowledges the Staff’s comment and confirms that it intends to revise its disclosure in accordance with the Staff’s comment, in one or more future pre-effective amendments, to disclose the material terms of the new employment agreements. Wyndham Hotels has revised the disclosure on page 110 of the Draft Registration Statement Amendment to describe the aggregate amount of the transaction bonuses expected to be paid to certain of its named executive officers in connection with the spin-off.

Certain Relationships and Related Party Transactions

Agreements with Wyndham Worldwide Related to the Spin-Off, page 111

9.                                      Staff’s Comment: Please revise your disclosure in this section to provide all of the information required by Item 7 of Form 10 and Item 404 of Regulation S-K.

Response: Wyndham Hotels has revised the disclosure on pages 126 through 132 of the Draft Registration Statement Amendment to contain the information requested in Item 7 of Form 10 and Item 404 of Regulation S-K. Wyndham Hotels acknowledges the Staff’s comment and advises the Staff that it will provide additional details with regard to the agreements with Wyndham Worldwide related to the spin-off and the information required by Item 7 of Form 10 and Item 404 of Regulation S-K, in one or more future pre-effective amendments. Wyndham Hotels understands that the Staff requires a reasonable amount of time for review.

Separation and Distribution Agreement, page 111

10.                               Staff’s Comment: We note your disclosure that the Separation and Distribution Agreement “will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with [your] spin-off from Wyndham Worldwide so that each of Wyndham Worldwide and Wyndham Hotels is allocated the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan” and “will also provide for the settlement or extinguishment of certain liabilities and other obligations among Wyndham Worldwide and Wyndham Hotels.” Please revise your disclosure in this section to describe the specific allocation of businesses and treatment of liabilities between you and Wyndham Worldwide. Additionally, please quantify the anticipated costs in connection with the spin-off and describe how these costs will be allocated. Please also revise your summary disclosure to briefly describe these arrangements.

Response: Wyndham Hotels has revised pages 18, 47 and 126 through 128 of the Draft Registration Statement Amendment to describe and quantify the specific allocation of businesses and treatment of liabilities between it and Wyndham Worldwide and the anticipated costs in connection with the spin-off and how such costs will be allocated.

Description of Certain Indebtedness

Financing Transactions in Connection with the Spin-Off, page 116

11.                               Staff’s Comment: Please confirm that you plan to revise to disclose the material terms of each financing arrangement to which you are party, including interest rate, maturity date, and financial covenants.

Response: Wyndham Hotels acknowledges the Staff’s comment and confirms that it intends to revise its disclosure in accordance with the Staff’s comment in one or more future pre-effective amendments once the material terms of such financing arrangements are available.

Financial Statement Presentation, page II

12.                               Staff’s Comment: We note you have omitted the audited financial statements of the registrant Wyndham Hotels & Resorts, Inc. Please revise your disclosure to affirmatively disclose such entity has no (or nominal) assets or liabilities.

Response: We have revised the disclosure beginning on page F-34 of the Draft Registration Statement Amendment to provide the audited balance sheet of Wyndham Hotels & Resorts, Inc. We respectfully advise the Staff that since Wyndham Hotels & Resorts, Inc. was incorporated on October 24, 2017, has nominal assets and liabilities and will become a holding corporation whose assets are expected to include all of the outstanding equity interests of the Wyndham Hotels & Resorts businesses (as defined in the Draft Registration Statement Amendment), we do not believe that any other audited financial information need be provided for Wyndham Hotels & Resorts, Inc.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4660.

Sincerely,

/s/Christian O. Nagler
Christian O. Nagler

cc:                                Nick Rossi
Wyndham Hotels & Resorts, Inc.